April 9, 2019

Jack Wagenti
Chief Financial Officer
American International Ventures, Inc.
15105 Kestrelglen Way
Lithia, FL 33547

       Re: American International Ventures, Inc.
           Form 10-K for the Fiscal Year Ended May 31, 2018
           Form 10-Q for the Quarterly Period Ended August 31, 2018 File No. 000-30368

Dear Mr. Wagenti:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 31, 2018

General

1. Please amend your Form 10-K to provide (a) Sections 302 and 906 certifications from your principal executive officer and principal financial officer as required by Item
      601(b)(31) and (32) of Regulation S-K and (b) the interactive data file as required by Item
      601(b)(101) of Regulation S-K. We note similar deficiencies in your Form 10-Q for the quarter ended August 31, 2018.
Item 8. Financial Statements, page 32

2. Please revise to provide audited financial statements for the periods presented as required by Rule 8-02 of Regulation S-X or explain to us why they are not required.
 Jack Wagenti
FirstNameInternational Ventures, Inc.
American LastNameJack Wagenti
Comapany NameAmerican International Ventures, Inc.
April 9, 2019
April 2 2019 Page 2
Page 9,
FirstName LastName
Form 10-Q for the Quarterly Period Ended August 31, 2018

General

3. Please confirm that the interim financial statements included in your Form 10-Q were reviewed by an independent public accountant as required by Rule 8-03 of Regulation S-X or tell us why a review by an independent public accountant is not required.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Brian McAllister at (202) 551-3341 or Raj Rajan at (202) 551-3388 if
you have questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Beverages, Apparel and
                                                            Mining